SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. IC-30228 ; 812-14011]

Permal Hedge Strategies Fund, et al.; Notice of Application

October 9, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(c) and 18(i) of the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies to issue multiple classes of shares with varying sales loads and asset-based distribution and service fees.

Applicants: Permal Hedge Strategies Fund ("Fund"), Legg Mason Partners Fund Advisor, LLC (the "Adviser"), Permal Asset Management Inc., ("Sub-Adviser" and, together with the Adviser, the "Advisers") and Legg Mason Investors Services, LLC (the "Distributor").

Filing Dates: The application was filed on March 2, 2012, and amended on July 3, 2012. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on November 2, 2012, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, c/o Robert I. Frenkel, Esq., Legg Mason & Co., LLC, 100 First Stamford Place, 6th Floor, Stamford, CT 06902.

For Further Information Contact: Emerson S. Davis, Senior Counsel, at (202) 551-6811 or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Fund is a non-diversified closed-end management investment company registered under the Act. The Fund is organized as a Maryland statutory trust. The Adviser serves as investment adviser and the Sub-Adviser as a subadviser to the Fund. The Distributor, a broker-dealer registered under the Securities Exchange Act of 1934 ("1934 Act"), acts as principal underwriter for the Funds. The Distributor is an affiliated person, as defined in section 2(a)(3) of the Act, of the Adviser and of the Sub-Adviser.

2.   The Fund continuously offers its shares ("Shares") under the Securities Act of 1933. The Shares are not offered or traded in a secondary market and are not listed on any securities exchange or traded on any over-the counter system. Applicants do not expect that any secondary market will ever develop for the Shares.

3.　　　The Fund currently offers an initial class of Shares ("Initial Class") at net asset value subject to a sales load and an ongoing asset-based service and distribution fee and proposes to offer multiple classes of Shares. The Fund may offer a new Share class at net asset value that would not be subject to a front-end sales load or a service and distribution fee, but would be subject to a minimum purchase requirement. The Fund intends to continue to offer Initial Class Shares at net asset value subject to a sales load, a service and distribution fee, and minimum purchase requirements. The Fund may in the future adopt this or another structure with respect to distribution and service expenses. The Fund does not plan to offer exchange privileges.[1]

4.　　　In order to provide a limited degree of liquidity to Shareholders, the Funds may from time to time offer to repurchase Shares at net asset value in accordance with rule 13e-4 under the 1934 Act pursuant to written tenders by shareholders. A Fund will repurchase Shares at the times, in the amounts and on the terms as may be determined by the Board of Trustees ("Board") of the Fund in its sole discretion. The Adviser expects to recommend ordinarily that the Board authorize each Fund to offer to repurchase Shares from Shareholders quarterly.

5.　　　Applicants request that the order also apply to any other continuously offered registered closed-end management investment companies existing now or in the future for which the Advisers, the Distributor, or any entity controlling, controlled by or under common control with the Adviser or the Distributor acts as investment adviser or principal underwriter, and which provides periodic liquidity with respect to its Shares pursuant to rule 13e-4 under the 1934 Act (such investment companies, together with the Fund, the "Funds").[2]

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[1]　　　The Fund also will not impose either an early withdrawal charge, or repurchase fee or a contingent deferred sales charge.

[2]　　　Any Fund relying on this relief in the future will do so in a manner consistent with the terms and conditions of the application. Applicants represent that any person presently intending to rely on the requested relief is listed as an applicant.

6.   Applicants represent that any asset-based service and distribution fees will

comply with the provisions of rule 2830(d) of the Conduct Rules of the National Association of

Securities Dealers, Inc. ("NASD Conduct Rule 2830").[3] Applicants also represent that each

Fund will disclose in its prospectus, the fees, expenses and other characteristics of each class of

Shares offered for sale by the prospectus as is required for open-end multiple class funds under

Form N-1A. The Fund will disclose fund expenses in shareholder reports as if it were an open-

end management investment company, and disclose any arrangements that result in breakpoints

in, or elimination of, sales loads.[4] The Fund and Distributor will also comply with any

requirements that may be adopted by the Commission or FINRA regarding disclosure at the

point of sale and in transaction confirmations about the costs and conflicts of interest arising out

of the distribution of open-end investment company shares, and regarding prospectus disclosure

of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and

the Distributor.[5]

7.   All expenses incurred by the Fund will be allocated among its various classes of

Shares based on the respective net assets of the Fund attributable to each class, except that the

net asset value and expenses of each class will reflect distribution fees, service fees, and any

other incremental expenses of that class. Expenses of a Fund allocated to a particular class of

Shares will be borne on a pro rata basis by each outstanding Share of that class. Applicants state

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[3]   All references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority ("FINRA").

[4]   See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release) (requiring open-end investment companies to disclose fund expenses in shareholder reports); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release) (requiring open-end investment companies to provide prospectus disclosure of certain sales load information).

[5]   See, e.g., Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

that each Fund will comply with the provisions of rule 18f-3 under the Act as if it were an open-end investment company.

Applicants' Legal Analysis:

Multiple Classes of Shares

1.   Section 18(c) of the Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants state that the creation of multiple classes of Shares of the Funds may be prohibited by section 18(c).

2.   Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that permitting multiple classes of Shares of the Funds may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

3.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request an exemption under section 6(c) from sections 18(c) and 18(i) to permit the Funds to issue multiple classes of shares.

4.   Applicants submit that the proposed allocation of expenses and voting rights among multiple classes is equitable and will not discriminate against any group or class of

shareholders. Applicants submit that the proposed arrangements would permit a Fund to facilitate the distribution of its Shares and provide investors with a broader choice of shareholder services. Applicants assert that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures that are permitted by rule 18f-3 under the Act.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of rules 12b-1 and 18f-3 under the Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with the NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies. Additionally, to the extent the Fund may determine to waive, impose scheduled variations of, or eliminate sales charges, it will do so consistently with the requirements of rule 22d-1 under the

Act, as amended from time to time or replaced, as if that rule applied to closed-end management

investment companies.

       For the Commission, by the Division of Investment Management, under delegated

authority.

                              Kevin M. O'Neill
                              Deputy Secretary